Exhibit 3
18th June 2008
Hassan Ahmed, Chairman
Sonus Networks Inc.
7 Technology Park Drive
Westford, MA 01886
Via Electronic Mail
Dear Hassan,
Thank you for your letter dated 12th June. We appreciate the Company’s willingness to consider a Legatum nominee to the Board of Directors. We note, however, that any shareholder is permitted to propose a candidate to the Board at any time. You are therefore offering something to which we are entitled to in any case. Moreover, your letter implies that Legatum’s nominees and Legatum itself would be subject to shareholder agreements, standstill agreements, an investigation into our source of funds and other matters. This appears to be “special” treatment outside the normal nomination process and a highly unconstructive approach to resolving the issues we have raised.
In all of our communications to date we have stated repeatedly that Legatum wishes to work with the Board to restore the Company’s credibility in the market and help position the Company to fulfil its potential. Given the fact that Legatum’s proposals have been effectively ignored, delayed or rebuffed, and compounded by the discriminatory requirements you are seeking to impose upon any Legatum nominee, we are left with no choice but to conclude that the Board is entrenched in its position and prefers to maintain the status quo rather than engage in a meaningful dialogue with its largest shareholder.
With the Company’s best interests in mind therefore, we are writing to advise you of Legatum’s intention to withhold its vote from all nominees standing for election at the Annual Meeting on 20th June. As the company’s major shareholder it would also be appropriate to make public our intentions. And in any such public communication we would of course need to explain our rationale and the background of our dialogue with the Board and management. We also intend to speak with a limited number of other shareholders regarding our intentions.
An additional matter of serious concern to all shareholders relates to the failure by the company to supplement its proxy materials to reflect the recent material management and Board changes and send out new proxy cards in advance of the Annual Meeting.
We urge the Board to engage with Legatum immediately if there is any chance that it is willing to engage in a more serious dialogue regarding Legatum’s proposals, including fair, equal and proportional representation on the Board.
It would be in everyone’s best interests if we can find a way to avoid taking this discussion public, which would necessitate a detailed review of the company’s and the Board’s performance over the last several years. It remains our hope and preference that the Board will choose to engage constructively with Legatum to address serious shareholder concerns. Failing which, the Board’s current position gives us very few options.

LEGATUM LIMITED	TELEPHONE +971 4 317 5800
LEVEL 9, CONVENTION TOWER	FACSIMILE +971 4 317 5811
71082 DUBAI, UAE	WWW.LEGATUM.COM

Please contact me urgently if you wish to discuss this letter as we intend to proceed with our next steps imminently. Please feel free to use my mobile number and note that I am currently on East Coast time.
Yours sincerely,
LEGATUM LIMITED
/s/ Mark Stoleson
Mark Stoleson
President

Cc:	The Board of Directors of Sonus Networks Inc. Charles Gray, Esq. Akin Gump Strauss Hauer & Feld Skadden, Arps, Slate, Meagher & Flom LLP